SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No. 3)

HUGHES TELEMATICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

73104R102

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Communications Investors LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 51.1%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo German Partners V GmbH & Co. KG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 381,567 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 110,619 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 381,567 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Verwaltungs V GmbH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 381,567 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 110,619 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 381,567 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 51.1%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person AIF V Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 51.1%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 51.1%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 51.1%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 51.1%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 51.1%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person PLASE HT, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,529,406 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,419,073 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,529,406 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 10.6%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund V (PLASE), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,529,406 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,419,073 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,529,406 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 10.6%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,910,973 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,529,692 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,910,973 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.3%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management V, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,910,973 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,529,692 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,910,973 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.0%

14	Type of Reporting Person CO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,910,973 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,529,692 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,910,973 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.0%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,910,973 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,529,692 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,910,973 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.0%

14	Type of Reporting Person OO

This Amendment No. 3 to Schedule 13D is filed by (i) Communications Investors LLC, a Delaware limited liability company, (ii) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany, (iii) Apollo Verwaltungs V GmbH, a limited liability company registered in Germany, (iv) Apollo Management V, L.P., a Delaware limited partnership, (v) AIF V Management LLC, a Delaware limited liability company, (vi) Apollo Management, L.P., a Delaware limited partnership, (vii) Apollo Management GP, LLC, a Delaware limited liability company, (viii) Apollo Management Holdings, L.P., a Delaware limited partnership, (ix) Apollo Management Holdings GP, LLC, a Delaware limited liability company, (x) PLASE HT, LLC, a Delaware limited liability company, (xi) Apollo Investment Fund V (PLASE), L.P., a Delaware limited partnership, (xii) Apollo Advisors V, L.P., a Delaware limited partnership, (xiii) Apollo Capital Management V, Inc., a Delaware corporation, (xiv) Apollo Principal Holdings I, L.P., a Delaware limited partnership, and (xv) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company , and supplements and amends the Statement on Schedule 13D filed on April 10, 2009, Amendment No. 1 to Schedule 13D filed on February 16, 2010 and Amendment No. 2 to Schedule 13D filed on June 10, 2011 with respect to the common stock, par value $0.0001 (the “Common Stock”) of Hughes Telematics, Inc. (the “Issuer”).  The entities identified in (i) through (xv) above are collectively referred to herein as the “Reporting Persons.”

Unless otherwise indicated, each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on April 10, 2009, as amended.

Responses to each item of this Amendment No. 3 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

On October 7, 2011, PLASE purchased an additional aggregate of 5,126,413 shares of common stock of the Issuer in a private placement pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated as of October 7, 2011, among the Issuer, PLASE and the other purchasers identified therein, in exchange for the cancellation of approximately $23,592,937.40 million in debt extended by PLASE to the Issuer pursuant to (a) the Amended and Restated Credit Agreement, dated as of April 9, 2008, by and among the Issuer, Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley & Co. Incorporated, as collateral agent and the lenders named therein at an exchange price of $4.10 per share, and (b) the Second Lien Credit Agreement, dated as of December 17, 2009, by and among the Issuer, PLASE, as administrative agent and collateral agent, and the lenders named therein at an exchange price of $4.80 per share.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

On October 7, 2011, PLASE acquired an aggregate of 5,126,413 shares of common stock of the Issuer pursuant to the Stock Purchase Agreement.  Following the acquisition of such additional shares, PLASE beneficially owns 11,529,406 shares of Common Stock, including 3,000,000 shares issuable upon exercise of the warrant held by PLASE, and the Reporting Persons may be deemed to beneficially own an aggregate of 65,343,697 shares of Common Stock, including the shares beneficially owned by PLASE, which represents, in the aggregate, approximately 60.4% of the Issuer’s outstanding Common Stock.

The Reporting Persons other than Communications LLC each disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Communications LLC, and the Reporting Persons other than PLASE each disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by PLASE, and the filing of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See the information contained on the cover pages to this Amendment No. 3 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on (i) 94,129,838 outstanding shares of Common Stock of the Issuer as of August 8, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q (File No. 001-33860) filed with the Securities and Exchange Commission on August 9, 2011, plus (ii) an aggregate of 11,108,224 newly authorized shares of Common Stock purchased pursuant to the terms of the Stock Purchase Agreement.

(b)   See the information contained on the cover pages to this Amendment No. 3 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 3 to Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Registration Rights Agreement

The Registration Rights Agreement by and among the Issuer, PLASE and certain other entities (collectively, the “Securityholders”), dated as of October 7, 2011 (the “Registration Rights Agreement”) provides that the Issuer will file a shelf registration statement covering shares of Common Stock owned by the Securityholders no later than 10 days following the date of the Registration Rights Agreement, subject to deferment of such filing by up to 30 days if the Issuer’s Board of Directors determines in good faith that postponement is necessary to avoid premature disclosure of a matter that the Board determines would not be in the best interest of the Company to disclose at such time.  If a registration statement is not declared effective by the earlier of (x) nine month anniversary of the filing deadline, or the twelve month annivesary if such registration statement is subject to review by the SEC or (y) the fourth business day after the Company is notified by the SEC that the registration statement is not subject to review, or if it ceases for any reason, or any blackout periods exceed the time allowed, or the Securityholders who are not affiliates are unable to sell their registrable securities without restriction under Rule 144 of the Securities Act of 1933 due to the failure of the Company to file any required reports under Section 13 or 15(d) of the Exchange Act such that it is not in compliance with Rule 144(c)(1) or Rule 144(i)(2), the Company shall pay to each Securityholder liquidated damages equal to 1.0% of the aggregate purchase price paid by such Securityholder pursuant to the Stock Purchase Agreement for any registrable securities held by such Securityholder on the date such failure occurs, unless counsel to the Issuer provides an opinion that such registrable securities may be sold by non-affiliates without restrictions under Rule 144 and the Company was in compliance with the current public information requirements under Rule 144.  The aggregate amount of liquidated damages paid to any Securityholder will not exceed 12% of the aggregate purchase price paid by such Securityholder pursuant to the Stock Purchase Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement.  See the Registration Rights Agreement, which is attached as Exhibit 2 hereto and is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:

Registration Rights Agreement, by and among the Issuer and the entities and individuals party thereto, dated as of October 7, 2011 (incorporated herein by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2011 (File No. 001-33860)).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	October 11, 2011	COMMUNICATIONS INVESTORS LLC

		By:	Apollo Management V, L.P.
Its Manager

			By:	AIF V Management, LLC
Its General Partner

				By:	Apollo Management, L.P.
Its sole Member/Manager

					By:	Apollo Management GP, LLC
Its General Partner

						By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	PLASE HT, LLC

		By:	Apollo Investment Fund V (PLASE), L.P.
Its Manager

			By:	Apollo Advisors V, L.P.
Its General Partner

				By:	Apollo Capital Management V, Inc.
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	APOLLO INVESTMENT FUND V (PLASE), L.P.

		By:	Apollo Advisors V, L.P.
Its General Partner

			By:	Apollo Capital Management V, Inc.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	APOLLO GERMAN PARTNERS V GMBH & CO. KG

		By:	Apollo Advisors V, L.P.
Its Managing Limited Partner

			By:	Apollo Capital Management V, Inc.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	APOLLO VERWALTUNGS GMBH

		By:	/s/ Angela Bartl
Angela Bartl

Date:	October 11, 2011	APOLLO ADVISORS V, L.P.

		By:	Apollo Capital Management V, Inc.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	APOLLO CAPITAL MANAGEMENT V, INC.

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	APOLLO MANAGEMENT V, L.P.

		By:	AIF V Management, LLC
Its General Partner

			By:	Apollo Management, L.P.
Its sole Member/Manager

				By:	Apollo Management GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	AIF V MANAGEMENT, LLC.

		By:	Apollo Management, L.P.
Its sole Member/Manager

			By:	Apollo Management GP, LLC
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	APOLLO MANAGEMENT, L.P.

		By:	Apollo Management GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	APOLLO MANAGEMENT GP, LLC

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	APOLLO MANAGEMENT HOLDINGS, L.P.

		By:	Apollo Management Holdings GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	APOLLO MANAGEMENT HOLDINGS GP, LLC

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	APOLLO PRINCIPAL HOLDINGS I, L.P.

		By:	Apollo Principal Holdings I GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	October 11, 2011	APOLLO PRINCIPAL HOLDINGS I GP, LLC

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President